Koor Industries Ltd.
                                                    Office Of Legal Counsel
                                                          21 Ha'arba'ah st.
                                                             Tel-Aviv 64739
                                                                     Israel
                                                         Tel.:972-3-6238420
                                                          Fax:972-3-6238425

                                                            13 January 2002


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The Securities Authority    The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.      54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464             Tel Aviv 65202                Jerusalem 91007
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Fax: 02-6513940             Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 01/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. This morning, the Company has published in the United States a press release regarding the following matter:

     o Immediate report that was issued by Makhteshim Agan Industries Ltd. outlining the impact of the recent events in Argentina on the Company.

2.   Attached please find the press release.



                                       Yours Sincerely,


                                       Shlomo Heller, Adv.
                                       Legal Counsel



KOOR INDUSTRIES LTD. OUTLINES DETAILS OF `IMMEDIATE REPORT' ISSUED BY ITS SUBSIDIARY MAKHTESHIM AGAN. IMMEDIATE REPORT OUTLINES IMPACT OF RECENT EVENTS IN ARGETINA ON THE COMPANY

TEL AVIV, Israel - January 13, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that its subsidiary Makhteshim Agan (TA.MAIN) issued an Immediate Report today outlining the impact of the recent events in Argentina on the company. Koor Industries hold 53% of Makhteshim's shares.

Makhteshim Agan Industries ("MAI"), a leading generic agrochemical manufacturer, announced that in recent months the company has undertaken to reduce its exposure to Argentina by accelerating the collection of receivables and reducing its scope of activity in the country, following the continued deterioration in Argentina's political and economical status. Revenues to Argentina represent 2.5% of MAI's total revenues. The outstanding balance of account receivables, as at September 30, 2001, was approximately $45 million.

In recent weeks the situation in Argentina has deteriorated further, bringing the country to a state of economic uncertainty. MAI estimates that due to the effect of the recent events on some of the company's assets, paired with the damage in the quality of customers' debt, it may record a one-time charge, net of tax, to the effect of $15-$22 million dollars. MAI also indicated that it is yet unclear what the ultimate effect of the recently announced 29% devaluation of the Peso, and the accompanying settlements, will be on the company .

About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:

Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
www.koor.com
------------
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.